Exhibit 16

SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

March 16, 2004

Spantel Communications, Inc.
Mr. Jose Ramon Basterra
5192 10th Avenue North, Suite D
Lake Worth, FL 33463

Dear Mr. Basterra:

Unfortunately, due to unforeseen circumstances, Spicer, Jeffries LLP must resign as the Company’s independent accountants. Our professional liability insurance coverage for public reporting companies was not renewed by our previous insurance carrier and we have been unsuccessful in obtaining new insurance coverage for public registrants.

I apologize for this late notification of our situation. However, please be advised that we will cooperate with the Company as well as your new independent auditors in order to make the transition as smoothly as possible.

If you have any questions, please do not hesitate to call.

Best regards,

Robert M. Yurglich